Filed by: SAIC, Inc.

Pursuant to Rule 425 under the Securities Act of 1933 and

deemed filed under Rule 14a-12 of the Securities Exchange Act of 1934.

Subject Company: Science Applications International Corporation

Commission File No.: 000-12771

SCIENCE APPLICATIONS INTERNATIONAL CORPORATION

DATE:	September 1, 2005

TO:	SAIC Employees and Stockholders

SUBJECT:	How to access information related to the Capital Restructuring and Initial Public Offering

We have filed with the U.S. Securities and Exchange Commission (SEC) a registration statement on Form S-1 concerning our proposed initial public offering (IPO) and a registration statement on Form S-4 related to our proposed capital restructuring (or merger) and related stockholder proposals. We have also filed with the SEC additional information for our stockholders to consider when voting on the merger and the related stockholder proposals, including a Supplemental Q&A regarding the merger, the IPO, the special dividend we intend to pay, the rescheduling of the September limited market trade to October and the effect of these proposed transactions on our employee benefit and retirement plans.

Copies of these documents (and any of our other SEC filings) are available on the SEC’s website at www.sec.gov. In connection with the merger and the IPO, both Science Applications International Corporation (SAIC) and SAIC, Inc. (a newly formed company that will become the parent company of SAIC in the merger) have made, and will continue to make, filings with the SEC.

•	A more direct link to SAIC’s filings with the SEC is:

http://sec.gov/cgi-bin/browse-edgar?action=getcompany&CIK=0000353394&owner=include.

•	A more direct link to SAIC, Inc.’s filings with the SEC will be available shortly.

You can also access these documents through links to the SEC website on the “SAIC Capital Restructuring and Initial Public Offering” site available on our public website at http://www.saic.com/saic-ipo/ and our Intranet site (available to employees only) at https://issaic.saic.com/saic-ipo/. The SAIC Capital Restructuring and Initial Public Offering site will contain certain additional information about the merger and the IPO.

You may also request a hardcopy version of the SEC filings by one of the methods listed below:

•	E-mail: SECfilings@saic.com

•	Regular Mail: SAIC

  10260 Campus Point Drive, M/S F-3

  San Diego, CA 92121

  Attention: General Counsel

Please see the enclosed information sheet titled “Additional Resources on SAIC Capital Restructuring and Initial Public Offering,” which lists additional resources available to you.

Please keep in mind that the current documents are in preliminary form and are subject to SEC review and future change and amendment. We encourage you to review the final versions of these documents carefully. The preliminary versions of the documents are, and the final versions will be, available at the SEC’s website at www.sec.gov.

# # #

Additional Information and Where to Find It

More detailed information pertaining to the merger and related proposals of Science Applications International Corporation will be set forth in appropriate filings that have been and will be made with the SEC, including the proxy statement/prospectus contained in the registration statement on Form S-4 filed by SAIC, Inc. concerning the proposed merger and related proposals. We urge stockholders to read such documents that are or may be filed with the SEC when they are available because they will contain important information about the proposed merger and related proposals. Stockholders will be able to obtain a free copy of any filings, containing information about Science Applications International Corporation or SAIC, Inc., without charge, at the SEC’s internet site at http://www.sec.gov. Copies of any filings by Science Applications International Corporation or SAIC, Inc. can also be obtained, without charge, by directing a request in writing as provided above.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Participants in the Solicitation

Science Applications International Corporation, SAIC, Inc. and their respective directors and executive officers may be deemed, under the SEC’s rules, to be participants in the solicitation of proxies from the stockholders of Science Applications International Corporation in connection with the proposed merger and related proposals. The names of the directors and executive officers of Science Applications International Corporation and SAIC, Inc. and their interests, direct or indirect, by security holdings or otherwise, in the proposed merger and related proposals are contained in the proxy statement/prospectus contained in a registration statement on Form S-4 filed by SAIC, Inc., which may be obtained without charge at the SEC’s internet site at http://www.sec.gov, or by directing a request in writing to Science Applications International Corporation as provided above.

ADDITIONAL RESOURCES on

SAIC Capital Restructuring & Initial Public Offering

SAIC has several information resources to help employees and stockholders understand the capital restructuring and IPO, and the effect on the Company, stock and retirement programs, stock system and culture. We encourage you to access these resources to learn more and to get your questions answered. Thank you.

Resource	Access	Content
Science Applications International Corporation (SAIC) Websites

The same information is available on both websites by searching for “SAIC Capital Restructuring & IPO”.

Public Website: http://www.saic.com/saic-ipo/

ISSAIC - SAIC Intranet (available to employees only):

https://issaic.saic.com/saic-ipo/

Links to SEC filings and additional resources
SAIC Capital Restructuring & IPO Call Center	1-866-676-4357 For NCR or International Callers only 703-676-6200 Hours: 8 AM ET to 8 PM ET Monday – Friday (excluding holidays)	Questions & Answers
Employee Owner Relations	1-800-303-5471 with 24 hour message line Hours: 8AM – 5 PM PT Monday – Friday (excluding holidays) Email Address: EON@saic.com	Questions & Answers
Stock Programs/ Bull, Inc.

1-800-785-7764 or 858-826-4703 with 24 hour message line

Hours: 8 AM – 5 PM PT Monday – Friday (excluding holidays)

Email Address: programs_stock@saic.com

If you are unable to access the documents on either of the SAIC websites listed above, you may request a hardcopy version by telephone, e-mail or regular mail from Stock Programs.

View Your Total Stock Summary Statement under Stock Tools on ISSAIC
SAIC Retirement Programs	1-800-441-6926 with 24 hour message line Hours: 8AM – 5 PM PT Monday – Friday (excluding holidays) Retirement Plan Administrator	View Your Retirement Plans Summary On

Resource	Access	Content
	10260 Campus Point Drive, MS F-2 San Diego, CA 92121	www.vanguard.com
SAIC Retirement Programs cont

Email Address: retirement.programs@saic.com

If you are unable to review your retirement account balances by going on line at www.vanguard.com, you can speak with a Vanguard phone representative about your account balance by calling (800) 523-1188 to speak with a representative.

SAIC Stock Deferral Plans Key Executive Stock Deferral Plan Stock Compensation Plan (rabbi trust plan) Management Stock Compensation Plan (rabbi trust plan)

1-800-441-6926 with 24 hour message line

Hours: 8 AM – 5 PM PT Monday – Friday (excluding holidays)

Retirement Plan Administrator

10260 Campus Point Drive, MS F-2

San Diego, CA 92121

Email Address: retirement.programs@saic.com

If you are unable to view your account balance, please contact Retirement Programs.

To view your account balances, please go to www.plandestination.com
Stock Price Information Hotline	1-888-245-0104 or 858-826-4710 24 hour pre-recorded information line	Stock Price and Upcoming Trade Schedule